UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the first three-month period ended March 31, 2025 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the first three-month period ended March 31, 2025 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment or other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the first three-month period ended March 31, 2025 and 2024

(Unit : in billions of Korean Won)	March 31, 2025	March 31, 2024	Change
	Three-month period ended	Three-month period ended
Operating revenues	24,224	23,293	931
Operating income (loss)	3,754	1,299	2,455
Income (Loss) before income tax	3,232	738	2,494
Net income (loss)	2,362	596	1,766
Net income (loss) attributable to owners of the company	2,328	561	1,767

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the first three-month period ended March 31, 2025 and 2024

(Unit : in billions of Korean Won)	March 31, 2025	March 31, 2024	Change
	Three-month period ended	Three-month period ended
Operating revenues	23,861	22,782	1,079
Operating income (loss)	1,901	1,262	639
Income (Loss) before income tax	3,212	742	2,470
Net income (loss)	2,824	593	2,231

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: May 13, 2025